LogicMark, Inc.

2801 Diode Lane

Louisville, KY 40299

December 28, 2022

Via EDGAR

Jordan Nimitz and Margaret Schwartz

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Appliances and Services

100 F Street, NE

Washington, D.C. 20549

Re:	LogicMark, Inc. Registration Statement on Form S-1 Filed December 6, 2022 File No. 333-268688

Dear Jordan Nimitz and Margaret Schwartz:

This letter responds to the letter, dated December 13, 2022, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Registration Statement on Form S-1 (the “Registration Statement”) of LogicMark, Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comment is restated below in bold text, followed by our response. We are concurrently filing with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Form S-1 filed December 6, 2022

The Offering, page 3

1.	We note your disclosure that provides an “assumed” public offering price and states that the actual number of units you will offer will be determined based on the actual public offering price. Please remove your statement that the actual number of units will be determined based on the actual public offering price and disclose the amount of securities being offered. Please see Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations 227.02 for guidance.

In response to the Staff’s comment, we have revised Amendment No. 1 to disclose the maximum number of units that will be offered by the Company and removed the statement that the actual number of units will be determined based on the actual public offering price.

LogicMark, Inc.
December 28, 2022

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch of Sullivan & Worcester LLP at (212) 660-3060 or at ddanovitch@sullivanlaw.com.

Sincerely,

LogicMark, Inc.

By:	/s/ Chia-Lin Simmons
Chia-Lin Simmons
Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP